Exhibit 99.1

French Public Limited Company with a Board of Directors and a share-capital of €5,235,953.60
Registered office: 14 Avenue de l'Opéra - 75001 PARIS
RCS PARIS 492 002 225

INTERIM FINANCIAL REPORT

AS OF JUNE 30, 2024

Interim financial report as of June 30, 2024

CONTENTS

1.	Declaration by the person responsible for the interim financial report	5
1.1 Person responsible for the interim financial report		5
1.2 Declaration by the person responsible		5
2.	Activity report as of June 30, 2024	6
2.1 Business trends and significant events		6
2.1.1 Research and development		6
2.1.2 Partnerships		7
2.1.3 Financing		7
2.1.5 Governance		7
2.1.5 Stock markets		7
2.2 Analysis of consolidated income		8
2.2.1 Net operating income		8
*2.2.2 Net income		8
2.3 Cash flow and financial position		9
2.4 Subsequent events		9
2.4.1 Developments in R&D programs		9
2.4.2 Financing		9
2.4.2 Bond conversion within Atlas 2021 contract		9
2.5 Developments and outlook		9
2.6 Risk factors		10
2.7 Transactions between related parties		10
3.	Unaudited condensed interim consolidated financial statements prepared in accordance with IFRS for the six month period ended June 30, 2024	11
Consolidated financial statement		11
Consolidated income statement		12
Statement of consolidated comprehensive income		12
Statement of changes in consolidated shareholder equity		13
Statement of consolidated cash flows		14
Notes to the condensed interim consolidated financial statements		15
Note 1: Accounting principles, rules and methods		15
Note 2: Leases		17
Note 3: Other receivables		17
Note 4: Cash and cash equivalents		18
Note 5: Financial assets and liabilities and their impact on income		18
Note 6: Capital		19

Interim financial report as of June 30, 2024

Interim financial report as of June 30, 2024

GENERAL NOTES

Definitions

In this interim financial report, and unless otherwise indicated:

●	The terms "Company" or "Biophytis" refer to Biophytis SA whose registered office is located at 14 Avenue de l'Opéra - 75001 PARIS, France, registered with the Paris Trade and Companies Register under number 492 002 225 and its subsidiaries Instituto Biophytis do Brasil (Brazil) and Biophytis Inc. (United States);
●	“Financial Report" means this interim financial report as of June 30, 2024.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases.

BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready to go, and Duchenne muscular dystrophy), respiratory (Covid-19, phase 2-3 complete) and metabolic (obesity, phase 2 ready to go) diseases.

The company is based in Paris, France, and has subsidiaries in Cambridge, Massachusetts in the USA and Brazil. The Company's ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADSs (American Depositary Shares) are listed on OTC (BPTSY - US 09076G401).

For more information: www.biophytis.com

Interim financial report as of June 30, 2024

1.	Declaration by the person responsible for the interim financial report

1.1	Person responsible for the interim financial report

Stanislas VEILLET, Chairman and Chief Executive Officer

1.2	Declaration by the person responsible

(Art. 222-3 - 4° of the (French) Financial Markets Authority’s General Regulations)

“I hereby declare that, to the best of my knowledge, the condensed consolidated financial statements for the first half of the year have been prepared in accordance with the applicable accounting standards, and that they provide a true and fair view of the assets, liabilities, financial position and profits/losses of the Company and all the companies included in the consolidation, and that the attached interim activity report presents a true and fair view of the significant events that occurred during the first six months of the year, their impact on the financial statements and the main related-party transactions, and that it sets out the main risks and uncertainties expected for the remaining six months of the year".

Paris, September 27, 2024.

Stanislas VEILLET, Chairman and Chief Executive Officer

Interim financial report as of June 30, 2024

2.	Activity report as of June 30, 2024

2.1	Business trends and significant events

2.1.1 Research and development

In the first half of 2024, the Company continued to develop its main clinical and preclinical programs.

In particular, in early April Biophytis announced the start of its new COVA program using BIO101 (20-hydroxyecdysone) for obesity.

Obesity treatments can lead to loss of muscle mass and function, especially after treatment programs associated with the recently introduced GLP-1 receptor agonists. Glucagon-like peptide 1 receptor agonists (GLP-1 RAs) are highly effective drugs that can lead to significant weight loss. Up to 40% of total weight loss comes from muscle, and this poses a problem because, over and above its motor function, muscle tissue is key to controlling metabolism. More than 15 million U.S. adults will have received anti-obesity drug therapy by 2030, this means 13% of the U.S. adult population. With the market currently estimated at a total value of $6 billion for 2023 and an estimated average annual growth rate of 42%, the obesity treatment market is expected to reach $100 billion by 2030 (source: Goldman Sachs Research).

BIO101 (20-hydroxyecdysone) is the first daily oral MAS receptor activator to demonstrate metabolic effects on muscle and fat mass in preclinical obesity studies. These beneficial effects of BIO101 (20-hydroxyecdysone) could therefore lead to improved mobility and muscle strength in sarcopenic obese patients, as suggested by the SARA-INT phase 2 study. In addition, the 20-hydroxyecdysone molecule has already been tested in obese patients on low-calorie diets as part of the Quinolia study, showing promising effects on muscle strength and fat loss.

In order to demonstrate the potential of BIO101 (20-hydroxyecdysone) in the treatment of obesity to counter the adverse effects of muscle wasting associated with drastic weight loss, the Company plans to launch the phase 2 OBA clinical trial in which BIO101 (20-hydroxyecdysone) will be evaluated in obese patients treated with GLP-1 RAs, in association with a hypo-caloric diet. This study will test the efficacy and safety of BIO101 (20-hydroxyecdysone) in overweight and obese patients with secondary comorbidities, when starting treatment with GLP-1 RAs for weight loss. This will be a double-blind, randomized, placebo-controlled clinical trial in which 164 obese (BMI ≥30) or overweight (BMI ≥27 with one or more sequelae such as diabetes or hypertension) patients will be enrolled at the start of GLP-1 RA treatment in combination with a hypo-caloric diet. Double-blind treatment with 350 mg of BIO101 (20-hydroxyecdysone) will be administered twice-daily over a period of 21 weeks. The primary efficacy criterion is muscle strength measured by knee extension, and important secondary criteria include the 6-minute walk test and other performance tests, muscle strength normalized to lean mass, appendicular lean mass and fat mass, biomarkers and various patient-reported outcomes (PROs).

On July 11, 2024, Biophytis announced that it had received Investigational New Drug (IND) approval from the Food and Drug Administration (FDA) for its phase 2 OBA clinical trial of BIO101 (20-hydroxyecdysone) for obesity. The study is due to start in the USA during the second half of 2024, and may be extended to Europe. Preliminary results on the efficacy of BIO101 are expected by the end of 2025. Biophytis is currently seeking funding and partnerships for the successful operation of this study.

In addition, on April 15, 2024, the Company announced the filing of a patent application for the treatment of obesity, which will mean that exclusivity may be extended for BIO101's (20-hydroxyecdysone) for this usage until 2044.

Interim financial report as of June 30, 2024

2.1.2 Partnerships

Biophytis is continuously seeking partners with the objective of licensing BI0101 (20-hydroxyecdysones) to regional or global pharmaceutical companies able to co-develop this drug candidate through to marketing authorization for the treatment of obesity and other symptoms, and which will also have the capacity to launch and commercialize it across the globe. The company has drawn up a precise, bespoke action plan for this objective, which includes working closely with local agents to provide expertise, networking and presence for the General Management at the most interesting pharmaceutical industry events.

On June 20, 2024, Biophytis announced the signature of an exclusive license agreement with Blanver, one of Brazil's leading pharmaceutical companies, for BIO101 (20-Hydroxyecdysone) in Latin America, including but not limited to Brazil, Mexico, Argentina and Colombia.

The agreement stipulates that after Biophytis has completed the planned clinical development programs for the drug candidate, Blanver will be responsible for the registration, marketing and commercialization of BIO101 (20-Hydroxyecdysone) for the various conditions: obesity, Covid-19 related respiratory infections, sarcopenia and Duchenne Muscular Dystrophy (DMD) - After 40 years in the industry, Blanver has become an expert in infectious diseases, osteoporosis and metabolic disorders making it a perfect fit with Biophytis' market position. In addition to Brazil, Blanver has an extensive network of sole distributors covering the whole of Latin America.

Under the terms of the partnership, Biophytis could receive up to €108 million, in the form of an upfront payment and subsequent additional payments due when certain targets are met. Biophytis is also eligible to receive double-digit royalties on net sales of BIO101 (20-Hydroxyecdysone) in the area covered by the partnership, once future marketing approvals have been obtained.

2.1.3 Financing

Under the convertible bond issue agreement signed in 2021 with Atlas (the "ATLAS 2021 agreement"), the Company received net proceeds of 3.8 million euros during the first half of 2024, corresponding to the issue of the fourth tranche of 160 ORNANE bonds under the ATLAS 2021 agreement.

The Company has also renewed the ATLAS 2021 contract for a further two years, until June 14, 2026. This amendment will enable Biophytis to issue convertible bonds for a maximum amount of €16 million, in tranches of up to €2 million each. In order to limit the potentially dilutive impact of the financing, the issue of a new tranche will only be possible if the outstanding bond debt held by Atlas at the time of drawdown is at most 2 million euros. The amount outstanding at the date of this report was €2.3 million.

2.1.5 Governance

At the Annual General Meeting of June 24, 2024, the terms of office for Stanislas Veillet, Nadine Coulm and Claude Allary were renewed for a period of three years. As of the date of this report, the Board of Directors comprises four members, two of whom are independent:

-	Stanislas Veillet, Chairman and CEO,
-	Mrs. Nadine Coulm (independent)
-	Mr. Claude Allary (independent)
-	Mr. Jean Mariani

2.1.5 Stock markets

On April 24, 2024, the Company announced that it had received notice from Nasdaq that the Nasdaq Hearing Panel (the "Panel") had decided to delist the Company's securities from Nasdaq due to non-compliance with the equity requirements set out in Listing Rule 5550(b). Following the Panel's decision, Nasdaq suspended trading of the Company's American Depositary Shares (the "ADSs") as of Friday, April 26, 2024, and on June 26, after expiry of the applicable appeal and review periods, filed a Form 25 with the Securities and Exchange Commission (the "SEC") to effect the formal delisting of the ADSs from Nasdaq.

When the ADSs trading ceased trading on the Nasdaq, they then began trading on the OTC Pink Current Information market under the symbol "BPTSY".

The Company remains listed on Euronext Growth Paris as its main trading market, and will continue to issue its financial information in compliance with French financial market regulations.

Interim financial report as of June 30, 2024

2.2	Analysis of consolidated income

2.2.1	Net operating income

Operating income amounted to €(4,390) thousand as of June 30, 2024, compared with €(6,524) thousand as of June 30, 2023, and corresponds to research and development costs and general and administrative expenses incurred during the half-year and detailed below, as the Group recorded no sales.

(amounts in thousands of euros)	06/30/2023	06/30/2024
Personnel expenses	(1,443)	(1,804)
Other purchases and external charges	(3,099)	(1,076)
Research tax credit (CIR)	922	775
Other	(143)	-
Research and development costs	(3,763)	(2,105)
Personnel expenses	(962)	(867)
Other purchases and external charges	(1,685)	(1,337)
Miscellaneous	(114)	(82)
General and administrative expenses	(2,761)	(2,286)
Operating income	(6,524)	(4,390)

External expenses fell sharply, particularly in R&D activities. This change reflects the completion of clinical trials for the COVA and SARA programs in the first half of 2023, and a high level of regulatory and clinical work insourcing associated with the start-up of the OBA obesity program as decided in April 2024.

*2.2.2 Net income

(amounts in thousands of euros)	06/30/2023	06/30/2024
Operating income	(6,524)	(4,390)
Net financial income	(1,241)	(1,427)
Income tax (expense)	-
Net income (loss)	(7,764)	(5,817)

Net financial income amounted to €(1,427) thousand as of June 30, 2024, compared with €(1,241) thousand as of June 30, 2023. This €137 thousand decrease is mainly due to the change in the fair value of convertible bonds and fees payable to the Atlas Capital fund in connection with the two-year renewal, agreed in June 2024, of the convertible bond financing contract.

Interim financial report as of June 30, 2024

2.3	Cash flow and financial position

Cash and cash equivalents amounted to €2.2 million as of June 30, 2024, compared with €5.6 million as of December 31, 2023. In terms of consolidated cash flow, this variation is broken down as follows:

(amounts in thousands of euros)	06/30/2024
Net cash flow from operating activities	(6,894)
Net cash flow from investment activities	(9)
Net cash flow from financing activities	3,522

2.4	Subsequent events

2.4.1	Developments in R&D programs

Developments in R&D programs after June 30 are described in section 2.1.1.

2.4.2	Financing

The Company received two non-dilutive financings during the month of August 2024:

-	The pre-financing from Neftys of the research tax credit for the first half of 2024 for a net amount of €0.5 million;
-	The balance of a Bpifrance grant for the MACA program, in the amount of €0.3 million, for preclinical work undertaken during the years 2021 to 2024

2.4.3	Bond conversion within Atlas 2021 contract

Since June 30, 2024, the company has carried out, at the request of ATLAS, the conversion of 26 convertible bonds (ORNANE) as part of tranche 4 of the ATLAS 2021 contract for a total amount of €650 thousand. The operations resulted in the creation of 1,290,058 new shares. At the end of these conversions, the nominal amount of the residual bond debt vis-à-vis Atlas amounts to €2,300 thousand.

2.5	Developments and outlook

In 2024 and 2025, the Company will pursue its value-creation strategy based on the development of its therapeutic innovations.

Depending on its financing capabilities, the Company plans to develop its drug candidate BIO101 (20-Hydroxyecdysone) to proof of concept in humans, corresponding to the safety and efficacy results of a phase 2 study in two indications: obesity and Duchenne muscular dystrophy. For its programs in sarcopenia and in severe forms of Covid-19 with BIO101, the Company will continue its active search for partners to co-develop its drug candidate, based on the positive results already obtained in terms of efficacy and safety.

•	OBA program - development of BIO101 for obesity

The Company plans to start the Phase 2 OBA study in the second half of 2024 for the United States and possibly in additional European centers. Preliminary results on the efficacy of BIO101 are expected by the end of 2025.

•	MYODA program - development of BIO101 for Duchenne muscular dystrophy (DMD)

The Company plans to start a phase 1/2 OBA study in non-ambulant patients suffering from DMD in 2025.

Interim financial report as of June 30, 2024

•	SARA (development of BIO101 for sarcopenia) and COVA (development of BIO101 for severe forms of COVID-19) programs

In recent years, the Company has obtained significant results in terms of efficacy in patients suffering from sarcopenia and severe forms of Covid-19 respectively and has been able to demonstrate good tolerance in these fragile patients. The next stages of development of the SARA and COVA programs require carrying out long and costly phase 3 studies for which the support of pharmaceutical partners will be necessary within the framework of co-development and licensing contracts.

After the agreement with Blanver in June 2024 for Latin America, Biophytis is focusing its search for potential partners on the Asia region. Sarcopenia is a very common pathology in this region, particularly in China and Japan. In these two countries, nearly 38 million people aged over 65 suffer from sarcopenia1, with this population likely to grow by more than 5% per year by 20302, which constitutes a particularly attractive target market.

2.6	Risk factors

The risk factors are the same as those presented in the 2022 Annual Financial Report in Appendix 2 “Risks and uncertainties faced by the Company”.

With regard to the Company's financing risk, please refer to Note 1.2 to the Consolidated Financial Statements as of June 30, 2024 as presented below.

2.7	Transactions between related parties

Transactions between related parties are the same as those presented in the 2023 Annual Financial Report in Note 21 "Related parties" of section 4: “The Group's consolidated financial statements prepared in accordance with IFRS for the year ended December 31, 2023 and in Note 18 "Related parties" of section 5: “Annual financial statements of BIOPHYTIS SA for the year ended December 31, 2023”.

[1]	Yuan 2023, Epidemiology of Sarcopenia, Metabolism; Shafiee 2017, Prevalence of Sarcopenia in the world, Journal of diabetes & metabolic disorders; http://dx.doi.org/10.1590/1809-9823.2015.14139
[2]	Sarcopenia Treatment Market – Trends and Growth Analysis | Forecast year 2030 – https://www.theinsightpartners.com/fr/reports/sarcopenia-treatment-market

Interim financial report as of June 30, 2024

3.	Unaudited condensed interim consolidated financial statements prepared in accordance with IFRS for the six month period ended June 30, 2024

Consolidated financial statement

(amounts in thousands of euros)	NOTES	12/31/2023	06/30/2024
ASSETS
Patents and software		2,637	2,535
Property, plant and equipment		315	275
Property, plant and equipment - right of use	2	186	160
Other non-current financial assets		158	161
Total non-current assets		3,110	2,970

Other receivables	3	2,916	3,442
Other current financial assets		368	113
Cash and cash equivalents	4	5,567	2189
Total current assets		8,850	5,744

TOTAL ASSETS		11,960	8,714

LIABILITIES
Capital	6	2,081	4,203
Additional paid-in capital		13,483	14,062
Own shares		(12)	(9)
Conversion differences		(25)	(58)
Reserves - Group share		(2,357)	(18,771)
Net income - Group share		(17,026)	(5,812)
Shareholder equity - Group share		(3,857)	(6,385)
Non-controlling interests		(32)	(33)
Total shareholder equity		(3,889)	(6,418)

Staff commitments	9	237	224
Non-current borrowing	8	3,247	818
Total non-current liabilities		3,484	1,041

Current borrowings	8	5,023	8,838
Short-term lease liabilities	8		54
Provision		223	179
Trade accounts payable	5 ; 10.1	5,392	3,758
Tax and social security liabilities	10.2	1,348	940
Current derivative liabilities		1
Other creditors and accrued liabilities		378	322
Total current liabilities		12,365	14,091

TOTAL LIABILITIES		11,960	8,714

Interim financial report as of June 30, 2024

Consolidated income statement

		06/30/2023	06/30/2024
(amounts in thousands of euros, except share data)	NOTES	6 months	6 months
Revenues		-	-
Cost of sales		-	-
Gross margin		-	-

Research and development costs, net	11.1	(3,763)	(2,105)
General and administrative expenses	11.2	(2,761)	(2,285)
Operating income		(6,524)	(4,390)

Financial expenses		(795)	(1,545)
Financial income		143	121
Change in fair value of convertible bonds		(589)	(3)
Net financial income	12	(1,240)	(1,427)

Profit before tax		(7,764)	(5,817)

Income tax		-	-
Net income (loss)		(7,764)	(5,817)

Of which Group share		(7,764)	(5,812)
Of which non-controlling interests		-	(5)

Weighted average number of shares outstanding (excluding treasury shares)		818,873	3,499,971
Basic earnings per share (€/share)	13	(9.48)	(1.66)
Diluted earnings per share (€/share)	13	(9.48)	(1.66)

Note: for comparison purposes, the number of shares used to calculate earnings per share as of 06/30/2023 retrospectively takes into account the reverse stock-split of May 3, 2024 on the basis of one new share for 400 old shares

Statement of consolidated comprehensive income

	06/30/2023	06/30/2023
(amounts in thousands of euros)	6 months	6 months
Net income (loss)	(7,764)	(5,817)
Items not recyclable in the income statement
Actuarial gains and losses on post-employment benefits	23	10
Items recyclable in the income statement
Conversion difference variation	18	10
Other comprehensive income items	41	20

Comprehensive income (loss)	(7,724)	(5,797)
Of which Group share	(7,724)	(5,796)
Of which non-controlling interests	-	(1)

Interim financial report as of June 30, 2024

Statement of changes in consolidated shareholder equity

(amounts in thousands of euros, except share data)	Capital	Additional paid-in capital	Reserves and income	Conversion reserve	Share-based payment	Impact of separate accounting for convertible and non-convertible bonds	Own shares	Shareholder equity attributable to Biophytis shareholders	Non-controlling interests	Shareholder equity
As of January 1, 2023	47,660	(1,588)	(63,312)	(25)	14,510	896	(21)	(1,880)	(32)	(1,911)
Net income H1 2023 (loss)	-	-	(7,764)	-	-	-	-	(7,764)	-	(7,764)
Other comprehensive income items	-	-	23	18	-	-	-	41	-	41
Comprehensive income	-	-	(7,742)	18	-	-	-	(7,724)	(0)	(7,724)
Conversion of ATLAS ORNANE bonds (1)	14,724	(10,717)	-	-	-	-	-	4,007	-	4,007
Capital increase	1,037	1,265	-	-	-	-	-	2,302	-	2,302
Capital increase expenses	-	(339)	-	-	-	-	-	(339)	-	(339)
Exercise of BSA, BSPCE & acquisition of AGA	16	(15)	-	-	-	-	-	1	-	1
Capital decrease	(59,169)	-	59,169	-	-	-	-	-	-	-
Allocation of share premium	-	19,748	(19,748)	-	-	-	2	2	-	2
Net gains and losses on own shares	-	-	(13)	-	-	-	-	(13)	-	(13)
Share-based payments	-	-	-	-	322	-	-	322	-	322
As of June 30, 2023	4,268	8,354	(31,645)	(7)	14,833	896	(19)	(3,322)	(32)	(3,354)
Net income H2 2023 (loss)	-	-	(7,764)	-	-	-	-	(7,764)	(0)	(7,764)
Other comprehensive income items	-	-	23	18	-	-	-	41	-	41
Comprehensive income	-	-	(7,742)	18	-	-	-	(7,724)	(0)	(7,724)
Conversion of ATLAS ORNANE bonds (1)	2,048	1,788	-	-	-	-	-	3,836	-	3,836
Capital increase	926	2,312	-	-	-	-	-	3,238	-	3,238
Capital increase expenses	-	(964)	-	-	-	-	-	(964)	-	(964)
Exercise of BSA, BSPCE & acquisition of AGA	833	1,312	-	-	-	-	-	2,145	-	2,145
Capital decrease	(5,994)	-	5,994	-	-	-	-		-
Allocation of share premium	-	680	(680)	-	-	-	(2)	(2)	-	(2)
Net gains and losses on own shares	-	-	(4)	-	-	-	10	6	-	6
Share-based payments	-	-		-	490	-	-	490	-	490
Other changes affecting shareholder equity	-	-	17	-	-	-	-	17	-	17
As of December 31, 2024	2,081	13,483	(35,602)	(25)	15,322	896	(12)	(3,857)	(32)	(3,889)
Net income H1 2024 (loss)	-	-	(5,812)	-	-	-	-	(5,812)	(5)	(5 817)
Other comprehensive income items	-	-	10	6	-	-	-	16	4	20
Comprehensive income	-	-	(5,802)	6	-	-	-	(5,796)	(1)	(5,797)
Conversion of ATLAS ORNANE bonds (1)	2,083	609	-	-	-	-	-	2,692	-	2,692
Exercise of BSA, BSPCE & acquisition of AGA	39	(30)	-	-	-	-	-	9	-	9
Net gains and losses on own shares	-	-	-	-	-	-	3	3		3
Currency translation adjustments	-	-	-	45	-	-	-	45		45
Share-based payments	-	-	-	-	515	-	-	515	-	515
Other changes affecting shareholder equity	-	-	4	-	-	-	-	4	-	4
As of June 30, 2024	4,203	14,062	(41,400)	26	15,837	896	(9)	(6,385)	(33)	(6,418)

(1) The negative share premium is due to the nominal value of the shares being higher than their actual value when the bonds were converted

Interim financial report as of June 30, 2024

Statement of consolidated cash flows

		06/30/2023	06/30/2024
(amounts in thousands of euros)	NOTES	6 months	6 months
Cash flow from operating activities
Net income (loss)		(7,764)	(5,817)
Elimination of depreciation on fixed assets		256	148
Provisions, net of reversals		(200)	(64)
Share-based payment costs	7	322	515
Gross interest paid	12	549	547
Change in fair value of convertible bonds	12	589	236
Discounting / undiscounting advances		12
Amortized cost of convertible and non-convertible bonds		149
Other items without cash impact	12		760
Cash flow from operating activities before changes in working capital		(6,086)	(3,674)
(+) Change in working capital (net of impairment of trade receivables and inventories)		(2,075)	(2,278)
(Increase) decrease in other non-current financial assets		9
(Increase) decrease in other receivables		2,018	122
Increase (decrease) in trade accounts payable		(3,230)	(1,574)
Increase (decrease) in tax and social security liabilities		(876)	(735)
Increase (decrease) in other creditors and accrued liabilities		4	(91)

Cash flow from operating activities		(8,204)	(5,951)

Cash flow related to investment operations
Acquisition of intangible assets and property, plant and equipment		(90)	(9)
Subscription of term deposits classified as other current financial assets		(695)
Decrease (increase) in term deposits classified as other non-current financial assets		8

Cash flow related to investment operations		(177)	(9)

Cash flow related to financing operations
Capital increase	6	2,303	-
Expenses relating to capital increase	6	(339)	-
Exercise of ‘BSA’ warrants and ‘BSPCE’ warrants		-	9
Receipt of grants		-	-
Payment of CIR (Research tax credit) pre-financing net of deposit	3	1,059	164
Payment of repayable advances		-
Repayment of repayable advances		(165)	(110)
Gross interest paid		(246)	(547)
Issue of convertible and non-convertible bonds	8	1,890	4,000
Repayments of convertible and non-convertible bonds	8	(615)	(680)
Repayment of lease liabilities	8	(144)	(26)
Bond issue costs		(55)	(220)
Other cash flows related to financing operations			(8)

Cash flow related to financing operations		3,691	2,582
Impact of exchange rate fluctuations		(24)
Increase (decrease) in cash flow		(5,272)	(3,378)

Opening cash and cash equivalents		11,053	5,567
End of year cash and cash equivalents		5,782	2,189

Interim financial report as of June 30, 2023

Notes to the condensed interim consolidated financial statements

The following information constitutes the notes to the condensed interim consolidated financial statements for the 6-month period ended June 30, 2024 with comparative information for the year ended December 31, 2023 for balance sheet items and for the six-month period ended June 30, 2023 for income statement items.

The condensed interim consolidated financial statements were prepared under the responsibility of the Company's management and authorized for issue by the Board of Directors on September 27, 2024.

Unless otherwise indicated, the condensed interim consolidated financial statements are presented in thousands of euros. Certain amounts may be rounded up for the purpose of calculating the financial information contained in the condensed interim consolidated financial statements. As a result, the totals in some tables may not correspond exactly to the sum of the preceding figures.

Biophytis and its subsidiaries are hereinafter referred to as "Biophytis" or the "Company".

Note 1: Accounting principles, rules and methods

1.1 Statement of compliance

Pursuant to European regulation 16/06/2002 of July 19, 2002 on international accounting standards, the Company's condensed interim consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with current international accounting standards as adopted by the European Union (hereinafter referred to as the "IFRS") and the IFRS published by the International Accounting Standards Board (IASB). These standards incorporate the International Accounting Standards (IAS/IFRS), the interpretations of the Standard Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) as published by the International Accounting Standards Board (IASB) and applicable as of June 30, 2024.

The condensed consolidated financial statements as of June 30, 2024 have been prepared in accordance with the provisions of IAS 34 - Interim Financial Reporting, as adopted by the European Union, and IFRS as published by the IASB (International Accounting Standards Board), which allows the presentation of a selection of explanatory notes. As these are condensed financial statements, they do not include all the information required by the IFRS and should be read in conjunction with the Company's annual IFRS consolidated financial statements for the year ended December 31, 2023 (the "Annual Financial Statements").

1.2 Going concern

The Company's financial statements at June 30, 2024 have been prepared on a going concern basis. Accordingly, they do not include any adjustments relating to the amount or classification of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

We estimate that existing financial resources, consisting of cash and cash equivalents of €2.2 million as of June 30, 2024, as well as of non-dilutive financing of €0.8 million received in August 2024, are sufficient to finance current operations until the end of October 2024. The Company may draw on the ORNANE financing line set up with Atlas and renewed in June 2024 (the "Atlas 2021 Contract"), which could raise additional financing of €2 million, provided that the outstanding debt with Atlas does not exceed €2 million. At the date of this report, the total amount outstanding was €2.3 million. Subject to this additional financing, available cashflow should be able to support the Company's operating plan until the end of 2024, but these resources are not expected to be sufficient to finance business over the next 12 months. At the time of preparation of these financial statements, there is therefore significant uncertainty as to the Company's ability to continue as a going concern and, consequently, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Interim financial report as of June 30, 2023

We intend to seek additional capital to pursue our preclinical and clinical activities, obtain regulatory approvals and launch our drug candidates onto the market. In particular, in 2024 and 2025, we could carry out equity financing transactions on Euronext Growth or enter into partnership or licensing agreements for our R&D programs that could provide additional non-dilutive financial resources or reduce our overheads.

The Company cannot guarantee that it will be able to obtain the financing required to meet its needs, or obtain funds on attractive terms, notably due to disruptions in global financial markets resulting from geopolitical instability, macroeconomic conditions, global health crises, or other factors.

If the Company is unable to meet its funding targets, it may have to scale back its activities, notably by delaying or reducing the scope of its research and development efforts, or obtain funding through collaboration or other agreements, which could require the Company to relinquish rights to its candidate products, which the Company might otherwise seek to develop or market independently.

1.3 Accounting methods

The accounting methods applied by the Company for the condensed interim consolidated financial statements for the six month period ended June 30, 2024 prepared under IFRS are the same as those used for the financial statements prepared under IFRS for the year ended December 31, 2023, with the exception of the specific provisions for the preparation of interim financial statements.

The main standards and amendments in force, whose application will be compulsory in the European Union from January 1, 2024, are as follows:

Standard	Name
Amendments to IAS 1	Classification of borrowings with covenants as current or non-current liabilities
Amendments to FRS 16	Method to be used by the seller-lessee to value a sale-leaseback transaction after the transaction date
Amendments to IAS 7	Disclosures relating to reverse factoring operations

These standards and amendments had no significant impact on the Company's condensed interim consolidated financial statements.

In addition, the other standards, amendments and interpretations published respectively by the IASB and the IFRIC (International Financial Reporting Interpretations Committee) and adopted by the European Union as of June 30, 2024, but whose compulsory application is subsequent to the financial year beginning January 1, 2024, have not been applied early by the Company.

1.4 Foreign currency translation of financial statements

The financial statements of entities whose operating currency is not the euro are translated as follows:

●	assets and liabilities are translated using the closing rate for the period;
●	income statement items are translated using the average exchange rate for the period, as long as this rate is not called into question by significant changes in exchange rates; and
●	equity items are translated at the historical rate.

The resulting unrealized gains and losses are recognized in other comprehensive income under "Conversion differences". They are reclassified in the income statement upon full or partial disposal with loss of control of the entity.

The exchange rates used to prepare the interim consolidated financial statements are as follows :

EXCHANGE RATES	Closing rate		Average rate
(currency for €1)	12/31/2023	06/30/2024	1st half of 2023	1st half of 2024
BRL	5.3618	5.8915	5.4827	5.3618
USD	1.1050	1.0705	1.0807	1.0812

Interim financial report as of June 30, 2023

1.5 Use of judgments and estimates

The preparation of financial statements requires that the management makes reasonable estimates and assumptions based on the information available at the date that the financial statements are finalized. These estimates and assumptions may affect the values of assets, liabilities and expenses given in the financial statements, and the disclosure of contingent assets and liabilities when the financial statements are reviewed.

In preparing the condensed interim consolidated financial statements, the main judgments and assumptions made by management are the same as those applied in the preparation of the annual financial statements for the year ended December 31, 2023.

These estimates are based on the going concern assumption and are prepared using the information available at the time of preparation.

The international geopolitical and economic situation has not led to the use of any significant new estimates or judgments in the first half of 2024.

Note 2: Leases

(amounts in thousands of euros)	12/31/2023	Increase	Decrease	06/30/2023
Right of use	271			271
Amortization of right of use	(85)	(26)		(111)
Net value of right of use	186	(26)	0	160

Rights of use correspond mainly to leases of laboratory equipment and are amortized over the residual term of the contracts.

The lease for the Company's Paris premises at Sorbonne Université is agreed on an annual basis and was renewed in December 2023 for one year. As this contract is for less than one year, the right of use has not been recognized in the consolidated financial statements in accordance with IFRS 16.18.

Note 3: Other receivables

(amounts in thousands of euros)	12/31/2023	06/30/2024
Research tax credit (CIR)	1,555	2,278
Value added tax	886	709
Prepaid expenses	133	160
Trade payables - prepayments and trade debtors	297	12
Other	44	283
Total other receivables	2,916	3,442

The "research tax credit (CIR)" item corresponds to the French CIR receivables for the 2023 financial year amounting to €1,503 thousand and the first half of 2024 amounting to €775 thousand, which have been assigned to Neftys as part of the CIR pre-financing scheme (see Note 8.3). In accordance with IAS 20, the CIR for the first half of 2024 has been deducted from research and development costs. The CIR receivable is recoverable in advance during the year following the year in which it was recorded, in the absence of taxable income.

Interim financial report as of June 30, 2023

Note 4: Cash and cash equivalents

(amounts in thousands of euros)	12/31/2023	06/30/2024
Cash	2,857	346
Cash equivalents	2,710	1,843
Total cash and cash equivalents	5,567	2,189

Cash equivalents correspond to term deposits complying with the provisions of IAS 7.6 and IAS 7.7, i.e. short-term, liquid investments that can be drawn down rapidly.

Note 5: Financial assets and liabilities and their impact on income

The company's financial assets and liabilities as of December 31, 2023 and June 30, 2023 are as follows:

	12/31/2023		Value - IFRS 9 statement of financial position
(amounts in thousands of euros)	Statement of financial position value	Fair value	Fair value through profit or loss	Amortized cost
Non-current financial assets	158	158		158
Other receivables			-	-
Current financial assets			-	-
Cash and cash equivalents	5,567	5,567	5,567	-
Total assets	5,725	5,725	5,567	158
Non-current borrowing	(3,247)	(3,266)	-	(3,247)
Current borrowings	(5,023)	(4,117)	(2,207)
Current derivative liabilities
Trade accounts payable	(5,392)	(5,932)	-	(5,392)
Tax and social security liabilities	(1,348)	(1,348)	-	(1,348)
Other creditors and accrued liabilities	(838)	(838)	-	(838)
Total liabilities	(15,849)	(14,961)	(2,207)	(12,754)

	06/30/2024		Value - IFRS 9 statement of financial position
(amounts in thousands of euros)	Statement of financial position value	Fair value	Fair value through profit or loss	Amortized cost
Non-current financial assets			-	-
Other receivables	3,422	3,442	-	3,442
Current financial assets	113	113	-	113
Cash and cash equivalents	2,189	2,189	2,189	-
Total financial assets	5,744	5,744	2,189	3,445
Non-current borrowing	(818)	(818)		(818)
Current borrowings	(8,829)	(8,829)	(8,829)	-
Current derivative liabilities	(9)	(9)		(9)
Trade payables	(3,758)	(3,758)		(3,758)
Tax and social security liabilities	(940)	(940)		(940)
Other creditors and accrued liabilities	(322)	(322)		(322)
Total financial liabilities	(14,676)	(14,676)	(8,829)	(5,847)

Interim financial report as of June 30, 2023

The impact of the Company's financial assets and liabilities on the income statement at June 30, 2024 is as follows:

	06/30/2023		06/30/2023
(amounts in thousands of euros)	Interests	Change in fair value	Interests	Change in fair value
Liabilities
Derivative liabilities	-	6		(8)
Liabilities measured at fair value: convertible bonds	-	(589)		4
Liabilities measured at amortized cost: convertible and non-convertible bonds	(724)	-	(785)
Liabilities valued at amortized cost: advances	(31)	-	(5)

Note 6: Capital

On June 30, 2024, the Company's share capital stood at €4,203,396, in the form of 5,254,245 fully paid-up shares with a par value of €0.8 each.

On May 3, 2024, the Company completed a reverse split of its ordinary shares following the decision by the Chief Executive Officer dated March 15, 2024, acting as authorized by the Board meeting of December 15, 2023, in turn authorized by the Combined General Meeting of April 17, 2023 (16th resolution). The Consolidation resulted in the allocation of 1 new ordinary share with a par value of €0.80 (the "New Shares") for 400 existing ordinary shares with a par value of €0.002 each (the "Existing Shares"), and a 400-for-1 reverse stock split.

Capital movements for the first half of 2024 were as follows:

	Number of shares	Nominal amount (in thousands of euros)
Capital on December 31, 2023	1,040,482,402	2,081
Conversion of convertible bonds before consolidation (1)	518,178,044	1,036
Exercise of share subscription warrants before consolidation (2)	808,853	2
Definitive acquisition of bonus shares before consolidation (3)	18,853,398	38
Capital before the May 3, 2024 reverse stock split	1,578,322,697	3,157
Impact of the reverse stock split	-1,574,376,891
Capital after the May 3, 2024 reverse stock split	3,945,806	3,157
Conversion of post-consolidation convertible bonds (1)	1,308,439	1,047
Capital on June 30, 2024	5,254,245	4,203

(1)	96 bonds held by Atlas Capital were converted into shares, of which 66 bonds issued prior to the May 3, 2024 reverse split generated the issue of 518,178,044 shares (equivalent to 1,295,445 New Shares) and 34 bonds issued after the May 3, 2024 reverse split generated the issue of 1,308,439 shares, representing a total capital increase of €2,083 thousand and an share premium of €417 thousand (based on the fair value of the shares issued at the conversion date).

(2)	Following the exercise of warrants during the period (prior to the May 3, 2024 reverse stock-split), share capital was increased by €2 thousand through the issue of 808,853 shares (equivalent to 2,022 New Shares), with a total share premium of €8 thousand.

(3)	18,853,398 bonus shares were definitively acquired during the interim prior to the reverse stock-split on May 3, 2024 (equivalent to 47,133 New Shares), resulting in a capital increase of €38 thousand.

Interim financial report as of June 30, 2023

Note 7: Share subscription warrants, founders’ warrants and bonus share allocations

The shares that may be created in connection with the share subscription warrants, founders’ warrants and bonus shares allocated by the Company indicated in this note correspond to the New Shares resulting from the May 3, 2024 reverse stock-split (see note 6).

Share subscription warrants ("BSA")

No warrants were granted during the first half of 2024.

Changes in the number of warrants outstanding at June 30, 2024 can be analyzed as follows:

		Number of warrants outstanding
Type	Allocation date	12/31/2023	Allocated	Exercised	Expired	06/30/2024	Maximum number of shares that may be subscribed
BSA2018	09/10/2018	442,477	-	-	(442,477)	-	-
BSA2020	04/07/2020	2,460,471	-	(3,841)	-	2,456,630	6,141
BSA2021	06/17/2022	398,476	-	-	-	398,476	996
BSA2022	04/14/2023	927,233	-	-	-	927,233	2318
BSA2023-07	07/18/2023	1,333,334	-	-	-	1,333,333	333,334
BSAR2023-11	11/17/2023	208,256,948	-	(3,285,554)	-	204,971,394	512,428
Total		213,818,929	-	(3,289,395)	-	210,087,057	855,217

The BSA2018,BSA2020,BSA2023-07 and BSA2023-11 were issued in connection with financing transactions, while BSA2021 and BSA2022 were granted to members of the Board of Directors.

BSA warrants associated with the Kreos Contract

See Note 8.2.2 Issuance of convertible and non-convertible bonds to Kreos – Contract 2021.

Founders’ warrants ("BSPCE")

No BSPCEs were granted in the first half of 2024, since 2022 the Company no longer meets the eligibility criteria (registered for more than 15 years).

Changes to the number of BSPCEs outstanding as of June 30, 2024 can be analyzed as follows:

		Number of warrants outstanding
Type	Allocation date	12/31/2023	Allocated	Exercised	Adjustment	06/30/2023	Maximum number of shares that may be subscribed
BSPCE2019	04/03/2020	1,307,135	-	-	(13,211)	1,293,924	3,234
BSPCE2020	12/22/2020	760,731	-	-	86,073	846,804	2,117
BSPCE2021	09/15/2021	2,985,011	-	-	(68,469)	2,916,542	7,291
Total		5,052,877	-	-	4,393	5,057,270	12,642

Allocation of bonus shares ("AGA")

On April 14, 2023, the Company allocated 18,904,158 AGA2022 entitling beneficiaries to receive one free ordinary share in the Company. A total of 18,853,398 shares, corresponding to 47,133 New Shares after the reverse split of May 3, 2024, were definitively acquired by their beneficiaries on April 14, 2024 and remain subject to a 1-year holding period. In addition, the Company allocated 54,000,000 free shares to the Chief Executive Officer on January 23, 2024 and 54,100,000 to company staff on February 5, 2024, resulting in a total of 108,100,000 free shares corresponding to 270,250 New Shares after the reverse split of May 3, 2024. These AGA2023s are subject to a 1-year vesting period and a 1-year holding period.

Interim financial report as of June 30, 2023

Changes to the number of AGAs under acquisition as of June 30, 2024 can be analyzed as follows:

		Number of bonus shares under acquisition
Type	Allocation date	12/31/2023	Allocated	Acquired	Expired	06/30/2024	Maximum number of shares that may be acquired
AGA2022	04/14/2023	18,904,158		(18,853,398)	(50,747)	-	-
AGA2023	01/23/2024		54,000,000			54,000,000	135,000
AGA2023	02/05/2024		54,100,000			54,100,000	135,250
Total		18,904,158	108,100,000	(18,853,398)	(50,747)	108,100,000	270,250

Share-based payment expenses as accounted for on June 30, 2023 and June 30, 2024

	06/30/2023				06/30/2024
in thousands of euros	Probabilized cost of plan to date	Cumulative expense at beginning of financial year	Expense for the period	Accumulated expense to date	Probabilized cost of plan to date	Cumulative expense at beginning of financial year	Expense for the period	Accumulated expense to date
BSA2022	12	-	12	12	12	12		12
BSPCE2019-2	293	209	28	237	281	272	30	302
BSPCE2020-2	165	101	2	104	189	123	44	167
BSPCE2021-2	401	328	31	359	405	405		405
AGA2021-2	271	186	86	271	271	271		271
AGA2022	775	-	163	163	774	552	222	774
AGA2022					519	-	219	219
Total			322				515

Note 8: Borrowings and financial liabilities

(amounts in thousands of euros)	12/31/2023	06/30/2024
Repayable advances	686	708
Non-convertible bonds	454	-
Convertible bonds	1,971	-
Non-current lease obligations	139	109
Non-current borrowing	3,247	817
Non-current derivative liabilities	-	-
Repayable advances	196	59
Non-convertible bonds	1,259	1,112
Convertible bonds	2,207	5,865
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	1,213	1,439
Payables on current rental obligations	54	54
Accrued interest and commissions payable	94	354
Current borrowings	5,023	8,883
Current derivative liabilities	1	9

Interim financial report as of June 30, 2023

Breakdown of borrowings as of June 30, 2024 by maturity, at balance sheet value

		Current	Non-current
(amounts in thousands of euros)	06/30/2024	< 1 year	1 to 5 years	> 5 years
Repayable advances	767	59	708	-
Non-convertible bonds	1,112	1,112	-	-
Convertible bonds	5,865	6,365	-	-
Debts on leasing obligations	163	54	109	-
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	1,439	1,439	-	-
Accrued interest payable	354	354	-	-
Total borrowings	9,700	8,883	817	-
Derivative liabilities	9	9	-	-

8.1 Repayable advances

(amounts in thousands of euros)	Bpifrance BIO 101	AFM - Telethon	Bpifrance BIO 201	Total
As of December 31, 2023	110	391	381	882
(+) Cash inflow
(-) Repayment	(110)			(110)
Financial expenses	-	(6)	1	(5)
As of June 30, 2024	0	385	382	767

Breakdown of repayable advances by maturity at repayment value

(in thousands of euros)	AFM - Telethon	Bpifrance BIO 201	Total
As of June 30, 2024	385	382	767
Current portion		59	59
One to 5 years	385	323	708

8.2 Bond issues

8.2.1 ATLAS convertible bond issue - Atlas 2021 contract

(amounts in thousands of euros)	2021 ORNANE ATLAS
As of December 31, 2023	2,207
(+) Increase	4,280
(+) Change in fair value of debt	(4)
(-) Conversion	‘(2 692)
As of June 30, 2024	3,791

Interim financial report as of June 30, 2023

In June 2021, the Company arranged up to €32 million in convertible bond financing with Atlas Special Opportunities LLC (the "Atlas 2021 Contract"). The three-year contract covered the issue of a maximum of 1,280 bonds with the option of exchange for cash and or conversion into new or existing shares (ORNANE) in eight successive installments of €4 million each. When the contract expired on June 13, 2024, only 4 tranches had been issued, for a total amount of €16 million, and the parties decided to extend the contract for a further two years, until June 13, 2026. This amendment will enable Biophytis to issue convertible bonds for a maximum amount of €16 million, in tranches of up to €2 million each. In order to limit the potentially dilutive impact of the financing, the issue of a new tranche will only be possible if the outstanding bond debt held by Atlas at the time of drawdown is at most €2 million.

The contract also imposes certain operational and financial restrictions. These covenants may limit the ability of the parent company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, create or incur privileges, sell or transfer assets and pay out dividends. On June 30, 2024, these covenants have been met. The contract also contains certain customary covenants and default situations, including changes to the company’s controlling interests.

The ORNANE bonds have a par value of 25 thousand euros and are issued at a subscription price of 96% of their par value. They bear no interest and have a maturity of 24 months from issue.

The holder may request conversion of the ORNANE bonds at any time during the maturity period, at which time the Company may redeem the ORNANE bonds in cash. In the event of cash redemption, the amount redeemed will be limited to 110% of the principal. At the end of the maturity period, and in the event that the ORNANE bonds have not been converted or redeemed, the holder will be obliged to convert the ORNANE bonds.

The holder will be able to request the conversion of the ORNANE bonds at any time in accordance with the conversion parity determined by the following formula: N = CA / CP, where

•	“N" is the number of shares resulting from the conversion,
•	“CA" is the nominal value of the ORNANE bonds (i.e. 25 thousand euros),
•	“CP" is the conversion price (i.e. 100% of the VWAP Pricing Period during the Pricing Period of 10 trading days prior to receipt of the Conversion Notice).

On the date of the conversion request, the Company will have the option of redeeming the ORNANE in cash in accordance with the following formula: V = CA / CP x CPr, where

•	“V" is the amount to be reimbursed to the bearer.
•	“CPr" is the revised price.

The revised price is the lesser of (i) the volume-weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10.

Accounting procedure

The Company determined that it could not reliably estimate the fair value of the conversion option embedded in the convertible bonds separately, and therefore concluded that the entire hybrid contract should be valued at fair value through profit or loss until settlement. Fair value is evaluated using a binomial valuation model. As the expected maturity of the bonds is short, the "Day one loss" (including repayment premium and/or issue premium) will be immediately accounted for in the income statement.

During the first half of 2024, the Company issued 160 ORNANE bonds corresponding to the fourth tranche of the Atlas 2021 Contract for a total of €4 million. Issue premiums were paid for 160 thousand euros and transaction costs for 60 thousand euros. In addition, the remaining 58 ORNANE bonds of Tranche 3 and 42 ORNANE bonds of Tranche 4 were converted. In accordance with the Atlas 2021 contract, transaction costs corresponding to unissued tranches are due to Atlas and have been accounted for as expenses at a total of €260 thousand. Besides, an extension fee of €500 thousand payable by issuing a specific tranche of convertible bonds has been accounted for as expenses upon renewal for two years of the Atlas 2021 Contract.

Interim financial report as of June 30, 2023

The table below summarizes the main data used to evaluate the fair value of the convertible bonds:

Conversion option	Installment 3		Installment 4		Installment 0
ATLAS 2021	On issue (10/28/2022)	06/30/2024	On issue (12/13/2023)	06/30/2024	On issue (06/14/2024)	06/30/2024
Number of bonds outstanding	160	0	80	118	20	20
Share price	€0.04	€0.590	€0.01	€0.590	€0.60	€0,590
Volatility	70.00%	90.00%	95.00%	90.00%	90.00%	90.00%
Risk-free rate	2.81%	N/A	2.80%	2.99%	3,212%	3,212%
Value of bond issue (in thousands of euros)	3,840	0	614	3,241	549	549

8.2.2 Issuance of KREOS 2021 convertible and non-convertible bonds

(amounts in thousands of euros)	KREOS contract 2021 Non-convertible bonds	KREOS contract 2021 Convertible bonds	KREOS loan Derivative contract	KREOS 2021 day one gain	Total
As of December 31, 2023	1,695	1,971	1	19	3,685
(+) Change in fair value of debt	-	-	8	-	8
(+/-) Impact of amortized cost	90	103	-	(12)	181
(-) Repayment	(680)	-	-	-	(680)
As of June 30, 2024	1,105	2,074	9	7	3,195

On November 19, 2021, the Company signed a venture loan agreement and a bond issue agreement that could provide up to €10 million of financing for the Company through the issue to Kreos of non-convertible bonds for €7.75 million (ordinary bonds) and convertible bonds for €2.25 million, plus the issue of warrants attached to the first installment.

The four-installment loan agreement was partially drawn down by the Company during the 2021 financial year for a total amount of €6.2 million.

The non-convertible bonds bear interest at an annual rate of 10% and have been repaid in cash in 36 monthly installments since April 1, 2022.

Convertible bonds bear interest at an annual rate of 9.5%. The Company will repay them for their principal amount no later than March 31, 2025, unless they are previously converted into shares, at the discretion of Kreos Capital, at a fixed conversion price of €0.648. As a result of the reverse stock-split of May 3, 2024, 400 bonds will be required to obtain one share, representing a total conversion price per share of €259.20.

The Company has also issued 2,218,293 BSA warrants to Kreos Capital, entitling holders to subscribe to new ordinary shares in the Company, on the basis of one share for every 400 BSA warrants (allowing for the reverse stock-split of May 3, 2024). The BSA warrants may be exercised for a period of 7 years after their issue. The exercise price of the BSA warrants was set at €0.56. If, upon exercise of the BSA warrants, the market price (VWAP) of Biophytis shares on the exercise date is lower than the exercise price, Kreos will receive a cash payment from the Company based on a formula taking into account the difference between these two prices.

The loan agreement provides for the pledge to Kreos of the Company's goodwill, bank account balances and intellectual property rights. It also imposes certain operational and financial restrictions. These covenants may limit the ability of the company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, sell or transfer assets and pay out dividends. This contract also contains certain customary covenants and default situations, including changes to the company’s controlling interests.

Interim financial report as of June 30, 2023

Accounting procedure for hybrid financing

Analysis of the specifications of the hybrid contract with reference to IFRS9 and IAS32 criteria led to the need to account for the conversion options and BSA warrants as derivative instruments separate from the host contract (no equity component insofar as these options do not in all circumstances result in the delivery of a fixed number of shares at a fixed price).

The cash amount of 5.5 million euros received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the drawdown date: financial debt components in respect of installments A and B for 4.3 million euros (convertible and non-convertible), derivative liabilities in respect of premiums received on options sold for 1.2 million euros (464 thousand euros in respect of conversion options and 710 thousand euros in respect of BSA warrants issued), and financial compensation of 48 thousand euros in respect of 2018 warrants bought back by the Company from KREOS.

With regard to installment (C) of the ordinary bond issued in December 2021 for 677 thousand euros (excluding transaction costs), as the drawdown conditions were met outside the framework of the contract, the company analyzed the drawdown of installment (C) within the framework of a new loan agreement, with Kreos Capital VI UK. As such, installment (C) is accounted for at its fair value on the balance sheet, estimated on the basis of the financing rate deducted from the Kreos VI financing. The entry value of Installment C liabilities led to the recording of a "day one gain" of 98 thousand euros. Given the unobservable nature of the market rate, the "day one gain" is deferred on the Company's balance sheet and accounted for as financial liabilities.

In accordance with IAS 32, the redemption value of the 2018 BSA warrants has been accounted for as a total of 48 thousand euros and as a deduction from equity, in line with the treatment applied to BSA warrants issued in 2018. Borrowings are accounted for at amortized cost, based on an average effective interest rate of 26.37% for non-convertible installments and 22.85% for convertible installments. Derivative instruments are measured at fair value on the balance sheet, with a corresponding entry on the income statement: binomial or EDP valuation model for convertible bonds, and Black & Scholes valuation model for BSA warrants.

The table below summarizes the valuation of this derivative on June 30, 2023:

Fair value of derivative liabilities KREOS 2021	On issue (19/11/2021)	12/31/2023	06/30/2024
Number of bonds outstanding	2,250,000	2,250,000	2,250,000
Number of shares available for subscription	2,250,000	2,250,000	2,250,000
Share price	€0.451	€0.005	€0.590
Exercise price (*)	€0.648	€0.648	€259.20
Volatility over 12 months	85%	95%	90%
Risk-free rate	-%	2.51%	3.05%
Credit spread	-23.14%	-23.14%	-23.14%
Fair value of derivative instrument (in thousands of euros)	(464)	-	-
Change in fair value of derivative liabilities over the period (in thousands of euros)			-

(*) The conversion price is €0.648 per warrant. As a result of the reverse stock-split of May 3, 2024, 400 warrants are required to subscribe for one new share, corresponding to a total conversion price of €259.20 per share.

The table below summarizes the accounting procedure for derivatives:

BSA - KREOS 2021 Derivative instruments	On issue (19/11/2021)	12/31/2023	06/30/2024
Number of BSA warrants outstanding	2,218,293	2,218,293	2,218,293
Exercise price per share (*)	€0.56	€0.56	€224.00
Maturity	7 years	4.88 years	4.39 years
Volatility	85%	95%	90%
Risk-free rate	-%	2.43%	2.94%
Fair value of BSA 2021 warrants issued to KREOS (in thousands of euros)	(710)	(1)	(9)
Change in fair value of derivative instrument (in thousands of euros)		12	(8)

(*) The exercise price is €0.56 per warrant. As a result of the reverse stock-split of May 3, 2024, 400 warrants are required to subscribe for one new share, corresponding to a total exercise price of € 224.00 per share.

Interim financial report as of June 30, 2023

8.3 CIR (Research Tax Credit) pre-financing debt

A part of the CIR 2023 receivables was pre-financed by the Predirec Innovation 3 securitization fund, with Neftys Conseil as arranger. As a result, the Company has recorded:

•	a liability of €1,439 thousand payable to NEFTYS on receipt of the CIR;
•	a financial asset of €113 thousand corresponding to the amounts drawn by NEFTYS from assigned receivables (considered as a security deposit), and
•	a current asset in the form of the French government research tax credit or CIR (see note 3).

In accordance with IFRS 9, the financial debt owed to NEFTYS has been determined using the amortized cost method.

Note 9: Staff commitments

Commitments to employees include a provision for retirement indemnities of €224 thousand as of June 30, 2024. In estimating this provision, there have been no significant changes in the assumptions used compared with those presented in note 14 to the consolidated financial statements for the year ended December 31, 2023.

Note 10: Other current liabilities

10.1 Trade payables

(amounts in thousands of euros)	12/31/2023	06/30/2024
Research and development suppliers	4,050	2,420
General expenses suppliers	1,342	1,338
Total trade payables	5,392	3,758

The change in trade payables is in line with the reduction in R&D expenditure, due in particular to the completion of clinical studies under the COVA and SARA programs during the first half of 2023, and the launch of the OBA program for obesity as decided in April 2024.

10.2 Tax and social security liabilities

(amounts in thousands of euros)	12/31/2023	06/30/2024
Personnel and related accounts	671	483
Social security and other social organizations	720	355
Other taxes and levies	(44)	102
Total tax and social security liabilities	1,348	940

The reduction in social security liabilities is due to a lower provision for objective related bonuses for the period under review, and to a lower employer's contribution in respect of bonus shares granted by the Company and acquired by beneficiaries.

Interim financial report as of June 30, 2023

Note 11: Operating expenses by function

11.1 Research and development costs

(amounts in thousands of euros)	06/30/2023	06/30/2024
Personnel expenses	(1,443)	(1,804)
Other purchases and external charges	(3,099)	(1,076)
Miscellaneous	(143)	(0)
Research and development costs	(4,685)	(2,880)
Research tax credit (CIR)	922	775
Grants	-	-
Grants	-	-
Research and development costs, net	(3,763)	(2,105)

11.2 General and administrative expenses

(amounts in thousands of euros)	06/30/2023	06/30/2024
Personnel expenses	(962)	(867)
Other purchases and external charges	(1,685)	(1,337)
Miscellaneous	(114)	(81)
General and administrative expenses, net	(2,761)	(2,285)

External expenses fell sharply, particularly in R&D activities. This change reflects the completion of clinical trials for the COVA and SARA programs in the first half of 2023, and a high level of regulatory and clinical work insourcing associated with the start-up of the OBA obesity program as decided in April 2024.

Note 12: Net financial income and expense

(amounts in thousands of euros)	06/30/2023	06/30/2024
Interest and amortized cost of borrowings	(724)	(785)
Change in fair value of bonds	(589)	(3)
Other financial expenses	(36)	-
Commissions on bond issues	-	(760)
Income from cash and cash equivalents		8
Other financial income	143	87
Foreign exchange gains (losses)	(34)	26
Total financial income and expense	(1,241)	(1,427)

Interim financial report as of June 30, 2023

Note 13: Earnings per share

	06/30/2023	06/30/2023 restated (*)	06/30/2024
Net income attributable to ordinary shareholders	(7,764)	(7,764)	(5,817)
Number of shares issued	426,770,699	1,066,927	5,254,245
Number of treasury shares	19,129	48	12,599
Number of shares outstanding (excluding treasury stock)	426,751,570	1,066,879	5,241,646
Share subscription warrants (BSA)	3,789,647	9,474	855,217
Founders’ warrants (BSPCE)	5,052,576	12,631	12,642
Shares from conversion of convertible bonds	198,214,189	495,535	5,333,333
Free shares	18,904,159	47260	270,250
Number of issued and potential shares (excluding treasury stock)	653,397,309	1,631,780	11,713,088

Weighted average number of shares outstanding (excluding treasury stock)	327,549,006	818,873	3,499,971
Earnings per share in euros	(0.02)	(9.48)	(1.66)
Potentially dilutive securities resulting from the exercise of BSA warrants, conversion of bonds or acquisition of bonus shares	214,421,435	536,054	5,603,583
Weighted average number of outstanding and potential shares (excluding treasury stock)	541,970,441	1,354,926	9,103,554
Diluted earnings per share in euros (**)	(0.02)	(9.48)	(1.66)

(*) For comparison purposes, the number of shares used to calculate earnings per share as of 06/30/2023 retrospectively takes into account the reverse stock-split on May 3, 2024 on the basis of one new share for 400 old shares

(**) The impact of dilution is not shown for 2023 and 2024, as it is accretive due to negative earnings.

Note 14: Related parties

No significant new transactions were undertaken with the Company's related parties during the first six months of the 2024 financial year.

Note 15: Off-balance sheet commitments

Off-balance sheet commitments have not changed significantly since December 31, 2023.

Note 16: Post-closing events

There have been no events subsequent to June 30, 2024 that could have an impact on the financial statements.